Delisting Determination, The Nasdaq Stock Market, LLC, December 17, 2019, Stabilis Energy, Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Stabilis Energy, Inc.
(the Company), effective at the opening of the trading session on December 27, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(a).
The Company was notified of the Staff determination on July 30, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
October 1, 2019, denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on October 3, 2019.
The Company did not request a review of the Panel decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panel Determination to delist the Company became final on November 15, 2019.